Exhibit 99.1

For Immediate Release

January 3, 2005

DRAXIS Amalgamates its Two Subsidiaries

Mississauga, Ontario January 3, 2005 - DRAXIS Health Inc. (TSX:DAX) (Nasdaq:DRAX) announced today that effective January 1, 2005 it has amalgamated its two wholly-owned subsidiaries, DRAXIS Pharma Inc. and DRAXIMAGE Inc., to achieve certain business and tax efficiencies. The amalgamated subsidiary is called DRAXIS Specialty Pharmaceuticals Inc. but will continue to conduct business as two divisions, DRAXIS Pharma and DRAXIMAGE, and serve as the operating arm of the parent company, DRAXIS Health Inc.

This amalgamation is consistent with the strategic objectives of DRAXIS Health Inc. to pursue continued growth in and to focus the resources of the organization on the core operating businesses of DRAXIS Specialty Pharmaceuticals Inc.

About DRAXIS Health Inc.

DRAXIS Health Inc. www.draxis.com is a rapidly growing company providing specialty pharmaceutical products globally in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables, sterile ointments and sterile creams. Specialty non-sterile products are produced as tablets, capsules, ointments, liquids and creams.  Proprietary radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced and sold through the DRAXIMAGE division.  DRAXIS Health employs nearly 500 staff in its Montreal facility.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the

Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission, and its Annual Information Form filed with the Canadian securities regulators. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Investor Relations

Phone:         877-441-1984